SURETY FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commissions	$	155,491
Interest income		90
Total revenues		155,581
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		118,902
Professional fees		12,913
Occupancy		11,844
Other operating expenses		11,122
Total expenses		154,781
NET INCOME	$	800

See accompanying notes